Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND POLYCOM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

To:	All Mitel employees
From:	Message from Rich McBee <sent by Jordan Rudow/Denise Hogberg>
Send:	06:15 AM ET – announcement day <gated by publication of the press release>
Subject:	Mitel announces agreement to acquire Polycom

Moments ago, we issued a press release <<link>> announcing that we have entered into a definitive agreement to acquire Polycom, a global leader in conference and video collaboration technology. I wanted to be the first to share this news with you, our employees in every corner of the world, whose efforts have put us in the strong position that enabled today’s announcement.

I’ve talked frequently about the fact that we are in an unprecedented period of technology, industry and market convergence. I’ve also talked openly about Mitel’s intention and strategy to lead consolidation. This proposed acquisition of Polycom, which we anticipate completing in the third quarter, is the next step on that journey.

A new company with the vision, technology, and talent to provide seamless communications and collaboration

Our vision is simple – to provide customers with seamless communications and collaboration. Mitel is globally recognized as a leader in voice communications. Polycom is one of the world’s most respected brands in conferencing and video collaboration. Combining our two companies will create a new global leader and the only company across enterprise, cloud and mobile with a complete solution – voice and video, communications and collaboration – making us uniquely able to deliver a rich, complete offering to our customers and a truly seamless experience across all environments. In addition, with a global footprint and complete portfolio, we gain significant expansion opportunities to cross-sell into our respective customer bases as Mitel pulls Polycom into the mid-market, and Polycom pulls Mitel into the enterprise market and substantially expands our presence in APAC.

A new company with market leadership and global scale

Once the proposed transaction is completed, the combined company will be able to offer customers a complete and unique integrated technology experience supported by an impressive ecosystem of technology partners. Customers and partners of the combined company will benefit from access to a broad range of technology solutions backed by an impressive array of market-leading positions:

•	#1 in business cloud communications

•	#1 in IP/PBX extensions in Europe

•	#1 in conference phones

•	#1 in open SIP sets

•	#2 in video conferencing

•	#2 in installed audio

•	An installed customer base in more than 82% of Fortune 500 companies

•	Deep product integration with Microsoft solutions

•	Mobile deployments in 47 of the world’s top 50 economies

•	More than 2,100 patents granted and more than 500 patents pending combined

As a combined company, with a global footprint across five continents and approximately 7,700 employees worldwide, customers will have greater access to industry solutions and employee expertise than ever before.

A new company with an enhanced platform for profitable growth

As we continue to transform Mitel with this acquisition, we are once again positioning to double the size of our company. Once the proposed transaction is completed, we believe that the combined company will have a significantly stronger financial platform with the technology, scale and operating leverage needed to strategically expand in an actively evolving market, including:

•	Pro Forma $2.5 billion in diversified annual sales

•	Pro Forma annual EBITDA of approximately $350 million

•	Significant reduction in net debt leverage for Mitel from 3.8x to 2.1x

•	Strong free cash flow generation

An exciting day but business as usual

There is no doubt that bringing together Polycom’s world-leading conferencing and video collaboration and Mitel’s communications leadership and expertise can create a formidable market and technology leader. Mitel acquisition and integration activities have been an accelerator to our overall business performance and I know we are all eager to get started, but it is important to remember that until the transaction is complete, it is business as usual. The acquisition is subject to shareholder and regulatory approvals and other customary closing conditions.

Both Mitel and Polycom must continue to operate independently of each other and avoid acting as one company. Outside of a small team of senior leaders from both organizations, who will work with the Integration Management Office (IMO) to consider how to best combine our companies, all Mitel employees must refrain from exchanging information or connecting to their counterparts at Polycom, including via social media. Do not post, comment, or retweet about this proposed acquisition AT ALL. Your management team has been briefed on these rules; reach out to your manager if you have any questions or if you are contacted by anyone outside of Mitel with questions about the proposed acquisition. I also ask all employees to review the FAQ document <<link>.

In the meantime, I cannot stress enough how important it is that you stay focused on doing your job, meeting your objectives and driving our current business. We know how to do this well. Through a long history of acquisitions, Mitel employees are well versed in how to focus on the job at hand, with no disruption to the business or to our customers, as we move through transaction close and toward the integration process.

All-employee Town Hall today

I know employees will have many questions. As always, I am committed to communicating as openly and transparently as possible and I will be hosting a special Town Hall meeting day. Details are provided below. We have also established a special internal employee email address –whatisthedeal@mitel.com – so that we can address your questions on an ongoing basis.

I look forward to discussing and celebrating this major Mitel milestone later today.

<<insert signature>>

Rich McBee

President and CEO, Mitel

****************

Details for Today’s Town Hall Meeting (Friday, April 15)

Time: 10:00 AM CDT | 11:00 AM EDT | 5:00 PM CEST | Other time zones: Time Zone Converter

Register to receive an email notification with the link for the webcast

•	From Dallas, attend live. Plano and Richardson employees are encouraged to attend the town hall, which will be held at the Plano office in the 5th floor training room, or watch in small groups from your office area.

•	From Kanata, employees are invited to join the broadcast showing in the 6th floor staff lounge.

•	From all other locations, join us live online. Participate in the live webcast with a group from your office, if possible. Be sure to register for the webcast as soon as possible so that you have the emailed link at hand.

•	Unable to make the broadcast time? A replay will be available. Make sure you register for the webcast so you’ll receive an email with a link to the on-demand recording, which is typically ready within 24 hours of the webcast.

Q&A. A live Q&A session will follow the town hall. Employees who participate in the webcast may submit questions through the webcast chat tool at any point during the presentation.

Cascade. Managers – please cascade this message to members of your team who may have missed this email.

****************

Forward Looking Statements

Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, Polycom, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at

investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

Proposed Acquisition of Mitel and Polycom

Frequently Asked Questions

OVERVIEW

•	Mitel has announced that it has signed a definitive agreement to acquire Polycom, a global leader in conference and video collaboration technology.

•	This is exciting news for both companies. This proposed acquisition will give the combined company all the technology pieces needed to deliver truly integrated and seamless communications and collaboration solutions to customers across the enterprise, mobile, and cloud environments. The acquisition is subject to shareholder and regulatory approvals and other customary closing conditions.

•	Everything we can share with you at this point is in the employee announcement, the press release, and this FAQ document.

•	For now, it is business as usual. The most important thing employees can do is stay focused and continue to deliver the business.

•	Do not share this document or talk about this transaction externally. Please do not comment on the proposed acquisition to anyone outside of the company, including on social media.

DO NOT comment, post, or retweet at all.

•	If you are contacted by anyone outside the company for comment, please direct them to: Amy MacLeod, VP Corporate Communications, at amy.macleod@mitel.com

We recognize that employees, media, investors, customers, partners and consultants will have questions. We are committed to sharing more details as the deal progresses. Employees should watch their email and InsideMitel, and talk to their managers if they have any further questions or concerns. Employees can also send questions to <whatisthedeal@mitel.com>

Mitel Proprietary Information	• For Internal Use	1

FAQs common to all audiences

1.	Who is Mitel?

Mitel is a $1.2 billion global leader in enterprise, cloud and mobile communications. Mitel helps businesses and mobile carriers connect, collaborate and provide innovative services to their customers.

The company:

•	serves more than 60 million business users – from the very smallest business to the largest of enterprises — in more than 100 countries, as well as 130 mobile service providers, including more than half of the top 20 mobile carriers in the world.

•	has more than 2,500 channel partners, distributors and resellers around the world.

•	has the industry’s fastest growing cloud business, with #1 market share worldwide in business cloud communications, including nearly 1 of every 4 cloud users

•	has #1 market share in 5 core markets, and is the only business communications vendor in 5 Gartner Magic Quadrants

•	Mobile deployments in 47 of the world’s top 50 economies

•	has a simple, clear vision: making communications and collaboration seamless

•	is uniquely positioned to lead the mobile enterprise, with the talent and technology in the key market segments: enterprise, cloud, and mobile

•	the company has a long and successful history of delivering growth and value through M&A, and has invested more than $1 billion in capital on M&A in the past two and a half years, including several recent transformational deals:

•	In 2014, Mitel acquired Aastra, doubling the size and scope of the company, and gaining immediate market leadership and momentum worldwide

•	In 2015, Mitel acquired Mavenir, and gained early entry into the massive and rapidly growing mobile market

Mitel was founded in 1973 and is headquartered in Kanata, Ontario.

2.	Who is Polycom?

Polycom is a $1.3 billion global leader in conference and video collaboration solutions, helping organizations realize the power of human collaboration through exceptional voice, video, content and web solutions.

The company:

Mitel Proprietary Information	• For Internal Use	2

•	Serves more than 400,000 companies and institutions worldwide who defy distance with secure video, voice and content solutions from Polycom to increase productivity, speed time to market, provide better customer service, expand education and save lives.

•	just celebrated 25 years of innovation and industry leadership creating experiences that uniquely place people at the heart of collaboration enabling them to work better, smarter and more efficiently.

•	together with its global partner ecosystem provide flexible collaboration solutions for any environment that deliver the best user experience, the broadest multi-vendor interoperability and unmatched investment protection.

•	has more than 7,000 channel partners, distributors, resellers and service providers around the world.

•	has #1 market share in conference phones and Open SIP handsets, #2 market share in videoconferencing and #2 market share in installed audio.

•	has over 40 products that interoperate and have deep integration with Microsoft, Skype for Business and Office 365 offerings.

•	is ranked a leader in the Gartner Group Video Magic Quadrant 2015, the Aragon Research Globe - Web and Video Conferencing 2015 and the Aragon Research Globe - Video Content Management 2015.

•	has a simple, clear vision to unleash the power of human collaboration.

•	is uniquely positioned to lead the workplace of the future by driving differentiation for our customers, transforming the workplace, providing the best user experience in the industry and empowering greater workflows.

Polycom was founded in 1990 and is headquartered in San Jose, California.

3.	Is this an acquisition or a merger?

This is a proposed acquisition, in which Mitel has announced a definitive agreement to acquire Polycom.

4.	Is the acquisition final?

No. Mitel and Polycom announced a definitive agreement with the intent to acquire. Completion of the transaction is subject to the customary conditions, including shareholder approvals, and is anticipated to be completed in Q3 of this year.

5.	How do the core businesses of Mitel and Polycom fit together?

•

We believe that the two companies will be a great fit: Mitel has world-leading voice communications for customers of all sizes and in all environments – enterprise, cloud and mobile – as well as an installed base of 60 million business end users and a mobile subscriber base across 130 mobile service providers. Polycom is one of the most respected brands in

Mitel Proprietary Information	• For Internal Use	3

conferencing and video collaboration for business customers around the world, and has more than 400,000 business customers, including 82% of the Fortune 500.

•	Our company visions are well aligned.

•	Mitel: Making communications and collaboration seamless

•	Polycom: Unleashing the power of human collaboration

•	With the proposed acquisition, the combined company will have all the technology pieces and a complete portfolio of business communications and collaboration solutions to give customers a truly seamless communications and collaboration experience.

6.	Why has Polycom agreed to be acquired by Mitel?

Both companies believe that together they will be able to deliver greater value for customers, partners, shareholders and employees than either could do on its own. Mitel’s industry-leading voice communications portfolio complements Polycom’s leading brand and market position in the conferencing and video collaboration space.

7.	Why didn’t Polycom buy Mitel?

•	Mitel is recognized as an industry consolidator, and its strategy for industry consolidation is well known.

•	Mitel has successfully delivered shareholder value, expanded company presence, and continually opens new markets and opportunities.

•	In less than

•	5 years, Mitel’s management team has successfully completed 5 acquisitions, each delivering value for shareholders, partners, customers, and employees.

8.	How much will Mitel pay for Polycom?

•	Subject to the close of the transaction, Mitel will acquire all outstanding shares of Polycom common stock in a cash and stock deal valued at approximately $1.96 billion.

•	Under the terms of the agreement, Polycom shareholders will receive $3.12 per share in cash and 1.31 shares in Mitel common stock for each share they hold.

9.	Will the company name change?

Upon closing of the transaction, the combined company will operate under the name Mitel. Polycom will retain its brand.

10.	Who will lead the combined company?

•	The executive management team of the combined company will continue to be led by Rich McBee, as President and Chief Executive Officer. Steve Spooner, Mitel’s Chief Financial Officer, will continue in that role.

•	Once the transaction is completed, two Polycom directors will join the Mitel Board of Directors.

Mitel Proprietary Information	• For Internal Use	4

•	Further information on the organization’s management will be announced following the completion of the transaction.

11.	All other questions relating to products, go-to-market strategies, or integration activities, including changes to product portfolios and branding, discontinuing, integrating products:

•	It is too early in the process to discuss specifics with respect to product integration or future roadmaps. Upon completion of the proposed transaction anticipated in Q3 this year, integration activities will begin.

•	You should expect that, following closing, over time, as the teams and products are brought together, there will be some amount of integration where it makes sense.

•	We will communicate any specific and important changes following the close of the transaction and when we are in a position to share further detail.

12.	Will there be staff layoffs? Closure or consolidation of office locations?

•	As in all acquisitions of this magnitude, there will be duplication of some functions. While there will be economies of scale arising from combining the two companies, it is expected that the bulk of employees will be unaffected.

•	It is too early in the process to discuss specifics about operations of the combined company, including staff and office locations. No specific decisions have been made at this time and will not be made until the integration process gets underway, following the close of the transaction expected in Q3 this year.

•	We will share more information – as always ensuring we communicate with our employees first — as soon as we are in a position to do so.

External FAQs from Mitel investors, media, industry analysts

IMPORTANT Between now and the close of this transaction, it’s important to carefully manage communication with investors, industry analysts, and media. Any questions relating to this announcement from partners or customers should be referred to:

•	Media and industry analysts: Amy MacLeod – Americas

•	Media: Duncan Miller – International

•	Investors: Michael McCarthy

Mitel Proprietary Information	• For Internal Use	5

13.	What is the likely regulatory response to this proposed acquisition?

You would have to ask the regulators.

14.	What will the combined balance sheet look like?

•	We believe that this proposed acquisition will create a significantly stronger financial platform for Mitel, with the scale and operating leverage to expand in an actively converging and consolidating market. We also believe that the proposed acquisition will create a significantly stronger financial profile for the company, including:

•	Pro forma $2.5 billion in annual sales

•	Pro forma EBITDA of approx. $350 million

•	Operating synergies of approx. $160 million by 2018, driven by supply chain optimization, facilities consolidation, and economies of scale

•	Significant reduction in net debt leverage for Mitel from 3.8x to 2.1x

•	Strong free cash flow generation

15.	Where will the common stock for the combined company be listed?

Upon completion of the transaction, the common stock for the combined company will continue to be listed on both the NASDAQ and TSX exchanges under the existing symbols for Mitel.

16.	How will customers react? How about competitors?

Customers

•	Our customers are always looking for ways to simplify and improve their business. Making communications and collaboration seamless can help them:

•	drive productivity across their organizations

•	reduce the number of vendors and equipment they need to consider and string together, simplifying their purchasing and vendor management strategies

•	further anchor the relationships they can build with their customers and business partners

•	Upon closing of this proposed transaction, Mitel will be unique in its ability to make communications and collaboration seamless across any environment, whether mobile, cloud, or premises, and for any size of customer, from the smallest of businesses to the largest of service providers. We look forward to helping current and future customers overcome the challenges they face in trying to integrate disparate tools and resources.

Competitors

•	We believe that our traditional enterprise competitors will be put on the defensive. We believe that they will have to explain how a string of pearls approach will be better than a cohesive, purpose-built holistic approach to communications and collaboration.

•	For cloud competitors, we believe a Mitel-Polycom transaction will require them to explain why anything less than HD quality voice and video solutions is acceptable.

Mitel Proprietary Information	• For Internal Use	6

•	Large enterprise competitors will, we believe, have to answer how they plan to seamlessly leverage voice and video collaboration across not only the premises environment but also the cloud and mobile environments.

•	Service provider competitors will, we believe, have to explain how they can compete with market-leading video technology that is now being coupled with market-leading real-time voice, cloud and 4G LTE mobile technologies.

•	Traditional video competitors will, we believe, have to outline how they serve customers beyond the conference room, as those customers increasingly move to mobile cloud environments.

17.	Is there opportunity for sales growth via new solutions or cross-selling?

•	Absolutely. Upon closing of the proposed transaction, there will be significant opportunity to cross sell into our respective customer bases.

•	Mitel will gain access to Polycom’s global installed base of 400,000 customers in many of the world’s largest companies, including 82% of the Fortune 500. Similarly, Polycom will gain access to Mitel’s installed base of 60 million end user customers and entrenched footprint with mobile service providers around the world.

•	Ultimately, all customers would have a richer, more complete portfolio from which to choose.

18.	Are the companies concerned that Polycom customers will stop purchasing Polycom products as a result of this proposed acquisition?

•	That was an obvious consideration we identified when we went through the due diligence process. As part of that process, we conducted independent third-party research with the customer community and with many of their customers. We were pleasantly surprised by the response; the concerns of both customers and their customers’ centered on Polycom’s strong brand recognition and renowned product quality. This deal is structured to help protect both of those assets – retain a valued brand and do nothing to disrupt the supply chain for customers.

19.	How will the combined company manage the acquisition?

•	From now until the transaction is completed, it is business as usual. Both companies continue to operate independently of each other. All employees of both companies are subject to strict anti-trust regulations and competition laws.

•	During this period, a small joint integration team, led by Mitel’s Integration Management Office (IMO) and including a mix of senior leaders from both companies, will take the time to do the careful and thoughtful analysis required to review the functions of each business and lay the path to a seamless integration.

•	Mitel has a long history of successfully integrating companies, and employs a highly disciplined methodology.

•	Mitel will bring its extensive experience in integration to bear on this acquisition, including:

•	understanding that there is no cookie-cutter formula; each acquisition is unique

•	moving quickly but carefully, minimizing any disruption to ongoing business

•	communicating early and often with staff, partners, and customers

Mitel Proprietary Information	• For Internal Use	7

•	assessing company culture and ensuring cultural considerations inform the integration plan

20.	How many employees do you expect the combined company to have? How many sites around the world?

•	In 2014, when Mitel acquired Aastra, the company doubled in size overnight – going from $600 million in revenue to $1.2 billion – and significantly expanded its workforce and global presence.

•	Mitel will double again with the acquisition of Polycom, growing to approximately $2.5 billion in revenue, and with:

•	approx. 7,700 employees across North America, Europe and Asia

•	more than 170 offices on five continents, including a much expanded presence in APAC

21.	How much of the benefits of the transaction would come from cost savings?

As we indicated in the press release announcing the transaction, we anticipate total aggregate synergies from all sources to be approx. $160 million by 2018.

22.	Does the company plan more acquisitions as a result of this announcement?

The company’s M&A funnel is always full. Mitel is continuously evaluating potential opportunities that would enable the company to lead in a rapidly consolidating marketplace, grow the business, and help customers solve their communications problems.

23.	What happens to Polycom leadership?

•	Rich McBee will become the CEO of the combined company. Mitel’s CFO, Steve Spooner, will continue in that role. For the balance of management, we are not in a position to make any decisions. However, we can say that the combined company will bring together the best of both Mitel and Polycom technology, products, processes, and teams.

•	Further announcements related to management appointments for the combined organization will be made after that transaction is closed.

•	It is too early in the process to discuss what the organization would look like post close. When we have more information to share, we will.

24.	This must mean layoffs as you think of product and functional overlaps. Where will the impacts be greatest?

•	As in all acquisitions of this magnitude, there will be duplication of some functions. While there will be economies of scale arising from combining the two companies, it is expected that the bulk of employees will be unaffected.

•	It is too early in the process to discuss specifics about operations of the combined company, including staff and office locations. No specific decisions have been made at this time and will not

Mitel Proprietary Information	• For Internal Use	8

be made until the integration process gets underway following close of the transaction, expected in Q3 this year.

25.	How much of an advantage does this give you to better compete with Cisco, Avaya, and new entrants like Slack in the enterprise?

As a result of the proposed acquisition with Polycom, the combined company will have significantly greater scale and presence in the marketplace, as well as become the [only] company able to bring a complete communications and collaboration portfolio – voice and video, communications and collaboration – across the enterprise, cloud and mobile environments. With the industry’s broadest portfolio, and leadership across that portfolio, we believe that the combined company will be considered by more and more customers, and invited to submit more RFPs.

26.	Polycom recently reported challenges with its business. Why is it that Mitel can overcome these and Polycom could not?

•	Mitel cannot speak on behalf of Polycom’s business.

•	What we can say is that Mitel has a very clear vision for the combined company, and a strategy to leverage the portfolio of products. The two organizations complement each other well. For example, Polycom’s strong presence and critical mass in Asia-Pacific will give the combined company an entrenched position in that region; while Mitel’s leadership in cloud and mobile will enable us to rapidly deliver integrated video capabilities to customer in those segments.

27.	Polycom has a large service provider network. How will Mitel engage/retain this important customer base?

•	As part of our due diligence, we conducted independent third-party research with the service provider community and with many of their customers. We were pleasantly surprised by the response; both service providers’ and end customers’ concerns centered on Polycom’s strong brand recognition and renowned product quality. This deal is structured to help protect both of those assets – retain a valued brand and do nothing to disrupt the supply chain for customers.

•	Following the close of the proposed transaction, we will continue to support those premium products and serve that customer base with a robust product portfolio.

28.	You’ve been talking about your vision – the Mobile Enterprise. Does this mean you now can help companies get there? Could you not before? So, the Polycom technology was the missing link?

Our Mobile Enterprise strategy is all about taking the different ways people communicate and collaborate, and making it seamless – across devices, technologies, environments. Adding

Mitel Proprietary Information	• For Internal Use	9

conferencing and video collaboration will complete that picture and will bring a richer, more integrated seamless experience.

29.	What happens to your relationship with Vidyo, who used to provide your video capabilities?

•	It is business as usual. There are no current plans to change our portfolio or to the solutions we offer customers and we plan to continue to sell and support Vidyo solutions.

•	We continue to work closely with Vidyo on joint development projects to ensure we can continue to offer customers a complete Mitel UC solution integrating Vidyo capabilities.

30.	How does this agreement truly help you or Polycom in the regions such as EMEA, APAC, or other emerging economies? Are there any notable regional benefits for either company where there were previous customer weaknesses?

The two organizations complement each other well. For example, we believe Polycom’s strong presence and critical mass in Asia-Pacific will give the combined company an entrenched position in that region; while we believe Mitel’s leadership in cloud and mobile will enable us to rapidly deliver integrated video capabilities to customer in those segments.

Additional FAQs from Mitel Partners

IMPORTANT Between now and the close of this acquisition, it’s important to carefully manage communication with Partners. Any questions from partners relating to this announcement should be referred to:

•	Enterprise: Graham Bevington (graham.bevington@mitel.com)

•	Cloud and service provider customers: Jon Brinton (jon.brinton@mitel.com)

•	Mobile and service provider customers: BG Kumar (bg.kumar@mitel.com)

31.	Upon closing of the Polycom acquisition, will there be any new channels that will gain access to Mitel or Polycom products and will compete with me?

As part of the integration process, we will undertake a comprehensive review of our go-to-market strategy to make sure that current and future Mitel and Polycom customers continue to be served in what we believe to be the best manner possible. There may be some new partners that open up across both channel bases, but our intent is to build an ecosystem that serves committed channels

Mitel Proprietary Information	• For Internal Use	10

well.

32.	All questions relating to the purchase/selling of Polycom and Mitel products, including dealer discounts, configuration and pricing tools, product training and certification:

•	As of today, nothing changes. It’s business as usual. The contacts you have built relationships with at Mitel and Polycom remain the same.

•	Upon close of the proposed transaction, the companies will look to make sure that our customers, channel partners and technology partners continue to be well served as the new company comes to fruition.

•	It is too early in the process to discuss specifics with respect to products and partner programs of the combined company. When the proposed transaction closes, anticipated in Q3 this year, integration activities will begin. We will communicate any specific and important changes following the close of the transaction and when we are in a position to share further detail.

33.	What can we expect to hear from Mitel or Polycom prior to the deal close?

•	Gun-jumping laws prohibit us from acting as one company until the transaction closes. We ask for your patience as we work through this period of discussion.

•	In the meantime, and until we begin integration activities after the close of the proposed transaction, rest assured that our intent is to maintain business continuity and minimize disruption to your current business and the customers you serve.

•	We value the critical contribution that our partners make to our business, and integration activities would focus on improving how you partner with us.

34.	I am a partner of both Mitel and Polycom. Will I accrue any special benefits or deals once the companies combine?

Mitel and Polycom continue to operate independently. It is business as usual; you should continue operating at the cadence and with the approach that you do today. Following closing of the proposed transaction, integration activities will begin. If there is any consolidation of partner programs, we will communicate to our partners promptly. Our intent is to minimize any disruption to your business.

Additional FAQs from Mitel Customers

IMPORTANT Between now and the close of this acquisition, it’s important to carefully manage communication with customers, consultants and user group members. Any questions relating to this announcement should be referred to:

Mobile and service provider customers: BG Kumar (bg.kumar@mitel.com)

Mitel Proprietary Information	• For Internal Use	11

Cloud and service provider customers: Jon Brinton (jon.brinton@mitel.com

Enterprise: Graham Bevington (graham.bevington@mitel.com)

35.	What can customers expect during the integration process?

•	For now, it is business as usual. Nothing should change.

•	At the highest level, you can expect two things: a commitment to maintain business continuity and open and transparent communication from us. We will reach out to you with updates at appropriate times throughout the integration process. We also highly value your input and encourage you to get back to us with any questions or concerns that you have.

36.	How will you ensure there is no disruption to current projects?

•	Ensuring that there is no disruption to ongoing projects is our priority. Both companies will retain their current operating cadence and project review approach to ensure customer commitments are maintained.

•	Over time, we remain committed to upgrading processes and systems as a normal course of business to continually improve and serve our customers better.

•	Consistent with our priority of ensuring business continuity, there is no change in points of contact at this time: it is business as usual.

•	We are not distracting the organization at large for integration planning. A dedicated Integration Management Office (IMO) will lead the integration process.

37.	Are you making any changes to any submitted RFP responses?

This transaction will have no impact on submitted RFP responses. Mitel and Polycom will continue to operate as independent entities until such time as the transaction closes. Further, even following close Polycom will retain its brand.

38.	Are you planning to change your prices?

•	It is too early in the process to discuss specifics with respect to products, including pricing. At the same time, we recognize the importance to our customers of delivering high-quality services and solutions at a competitive price.

•	Upon closing of the proposed transaction, anticipated in Q3 this year, integration activities will begin. We will communicate any specific and important changes as soon as we are able.

39.	What are you doing to reach out to customers?

Identified marketing and sales teams are proactively reaching out to our customers, partners and user group members. For those who may not receive the message, we are concertedly reaching out to

Mitel Proprietary Information	• For Internal Use	12

media/press, industry analysts, and consultants to help extend the story line and reach end customers. All of these communications will be done while recognizing the anti-trust regulations and competition laws that we must respect.

Additional FAQs from Mitel Employees

IMPORTANT REMINDER TO ALL STAFF

Proper communication of this announcement outside the company, including press, customers, investors, partners and others, is critical. Announcements such as this can be misinterpreted, and competitors will try to spin this to create uncertainty among customers. In addition, any discussion publicly about these matters could be a violation of U.S. and Canadian securities laws.

It is imperative that all employees refrain from commenting on the deal to anyone outside the company. No one other than approved external spokespeople should respond or comment.

If you are contacted by anyone outside Mitel for comment, please direct them to Amy MacLeod, VP Corporate Communications, at amy.macleod@mitel.com.

40.	Is this announcement good news for employees?

•	The announcement of a proposed acquisition of Polycom is very exciting news. We believe that the two companies, both technology leaders, will be a perfect fit, with a shared vision and complementary technologies.

•	We believe that his proposed acquisition is a compelling combination. By combining our companies, we will create a global leader with a robust voice and video communications and collaboration portfolio.

•	We believe that we will also:

Increase scale

•	Create a significantly stronger $2.5 billion company – doubled in size once again – with a much stronger financial platform that provides the scale and operating leverage to expand in an actively converging and consolidating market.

Enhance our solutions

•	Be able to add conferencing and video collaboration technology to our portfolio – to become the only vendor with all the technology pieces necessary to offer our customers a truly integrated and seamless communications and collaboration experience.

Broaden geographic reach

Mitel Proprietary Information	• For Internal Use	13

•	Expand our global presence, with nearly 9,000 channel partners, and approx. 7,700 employees across North America, EMEA, and APAC;

Gain new customer opportunities

•	Sell those integrated solutions into a much expanded customer base. Mitel will have the opportunity for greater pull-through of its solutions into Polycom’s 400,000 enterprise customers worldwide, including 82% of the Fortune 500. Polycom will gain opportunities into Mitel’s installed base of 60 million end-user business customers across enterprise, cloud, and mobile environments, as well as exposure to 130 mobile service providers around the world.

Expand market leadership

•	Add several market-leading positions to our roster. Most impressive, the combined company would be the only vendor in 6 Gartner Magic Quadrants.

•	And, we believe the combination of the two companies will significantly enhance prospects for growth. More growth opportunity implies more professional opportunities for employees.

•	While this proposed acquisition of Polycom is good news, it is certainly not a surprise for our employees. With a long history of acquisitions and a stated strategy to drive consolidation in our industry, we are well versed in how to successfully integrate new businesses and how to focus on the job at hand, with no disruption to the business as we move through the integration process.

41.	What will an acquisition with Polycom mean for my job?

•	Your job, employment status, and compensation are not affected by the announcement today.

•	We understand that employees will have detailed individual questions relating to their jobs.

•	We will set up a joint team, with our Integration Management Office (IMO) and senior leaders from both Mitel and Polycom, to consider how to best combine our companies. It will be difficult to answer detailed questions on the new company until those teams have a chance to get into this work. In the meantime, we will provide updates on progress as information is available and we are in a position to communicate.

•	We are committed to communicating openly and transparently with employees throughout the integration process.

42.	When will the integration process start?

•	Integration planning will start immediately, however integration activities between the two companies will begin only once the proposed transaction closes, expected in the third quarter of 2016.

•	Until then, it is business as usual.

43.	When can I start to reach out to my counterparts at Polycom?

Until such time as the proposed transaction has been completed, it is imperative that Mitel and Polycom continue to operate as two independent businesses.

Mitel Proprietary Information	• For Internal Use	14

•	During the period between now and closing, the exchange of information between Mitel and Polycom can have significant antitrust implications. While some planning for post-acquisition activities must occur, we must avoid “jumping the gun” and acting as one company or coordinating aspects of our business.

•	Also do not connect to your counterparts at Polycom via social media – including following on Twitter and connecting on LinkedIn.

•	DO NOT comment, post, or retweet about this proposed acquisition AT ALL.

•	The management team has been provided with a complete briefing memo on these rules. Please consult them if you have any questions. Employees can also reach out to the integration team with any question related to this proposed acquisition, by sending an email to whatisthedeal@mitel.com

•	The Integration Management Office (IMO) and a team of representatives from both Mitel and Polycom will conduct all integration discussions.

44.	What if I get questions from outside the company?

•	Important reminder for all staff – proper communication of this announcement outside the companies, including to press, customers, investors, partners and others, is critical. Announcements such as this can be misinterpreted, and competitors will try to spin this to create uncertainty among customers. In addition, any discussion publicly about these matters could be a violation of U.S. and Canadian securities laws.

•	It is imperative that all employees refrain from commenting on the deal to anyone outside the company. No one other than approved external spokespeople should respond or comment to people in the groups listed above.

45.	Whose processes and systems will we use in the combined company?

•	The processes and systems used in the combined company will be determined during integration and any changes will be implemented over time. As of today, no decisions have been made; we are in a period of discussion and due diligence. It is too early in the process to discuss specifics with respect to processes and systems.

•	We remain committed to using the processes and systems that allow us to best serve our customers. The emphasis will be not to disrupt ongoing projects. Over time, this may mean transition of systems to combined systems.

•	For all of us outside the small integration team, it is business as usual.

•	We will communicate any specific and important changes following the close of the transaction and when we are in a position to share.

46.	What exactly happens during this period of discussion and due diligence?

•	A small integration team, composed of our Integration Management Office (IMO) and senior representatives from across various functions in both companies, will prepare for the anticipated close in Q3 2016.

Mitel Proprietary Information	• For Internal Use	15

•	This discussion and due diligence work will focus on ensuring a seamless integration—culturally, operationally, and from a go-to-market perspective. This team will also focus on completing the regulatory and compliance requirements, assessments, and shareholder approval process, in addition to evaluating the operational structures and functional integrations that would ensure that we drive the value we said we would expect from this proposed transaction

47.	How did our Board of Directors determine that $1.96 billion was a fair price to pay for Polycom?

•	This offer was determined to be in the best interest of Mitel, and was supported by a fairness opinion from our financial advisors.

•	Both Boards of Directors — which unanimously approved the proposed acquisition, including the transaction terms — acknowledged the potential value of the combined entity. The percentage of stock ratio reflects the potential for upside as a result of the combination of our companies.

48.	What happens next?

•	From now until such time as the proposed transaction close, it is business as usual. Everyone should stay focused on doing their jobs, executing to plan, and meeting objectives. It is critical that we work to deliver the quarter and drive our current business.

•	The Integration Management Office (IMO) and a small team of representatives from both companies will prepare for the anticipated close in the third quarter 2016.

49.	Will the current management team remain in place after the transaction closes?

•	Following the transaction close, the executive management team of the combined company will be led by Rich McBee, Mitel CEO. Steve Spooner will continue in his role as Chief Financial Officer.

•	Further announcements related to management appointments for the combined organization will be made after that transaction is closed.

•	It is too early in the process to discuss what the organization would look like post close. When we have more information to share, we will.

50.	How will our suppliers be affected?

•	As of today, there is no change to any of our supplier relationships. Mitel and Polycom continue to operate as two independent companies. All relationships with our suppliers remain unchanged.

•	Once the proposed transaction closes, we will ensure that any changes will be communicated early and will be done in a way that minimizes any disruption to the business.

51.	How do I deal with questions from my partners, customers or other contacts?

Mitel Proprietary Information	• For Internal Use	16

•	It is business as usual for us. In the period between now and the closing of the proposed acquisition, you can use only the information that is in the public domain, such as the announcement press release

•	If in doubt, please escalate any queries to your immediate manager or team leader, or to the approved external spokespeople identified at the top of this document.

52.	Will there be any changes in our benefits or salaries?

•	There are no changes to the status of any employee or their compensation, benefits, vacation, or other entitlements as a result of today’s announcement.

•	We understand that employees will have specific individual HR questions. We will address these questions as the details of the integration materialize following closing, and share information as soon as we are able.

Mitel Proprietary Information	• For Internal Use	17

Forward Looking Statements

Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY STATEMENT/PROstrategySPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, Polycom, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC

Mitel Proprietary Information	• For Internal Use	18

at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

Mitel Proprietary Information	• For Internal Use	19

Mitel + Polycom:
Creating a Complete Communications and Collaboration Market Leader
Mitel Employee Briefing
April 2016
Internal Only

Safe Harbor Statement
Forward Looking Statements
Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.
2 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Additional Disclosures
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Important Information for Investors
In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.
Participants in the Merger Solicitation
Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.
3 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Mitel + PolycomTM

Mitel’s Strategy to Consolidate and Converge
2011 x2 2015
$600 million revenue $1.2 billion revenue
Premises solutions Mobile, Cloud, Enterprise solutions
No video business Limited conference footprint
No cloud business #1 in global business cloud
No mobile business 130 mobile service providers: more
than half of world’s top 20
No footprint in Fortune 500 Limited footprint in Fortune 500
Europe: Strong position # 1 in Europe
in two countries #3 North America
Top 10 total PBX globally #4 total PBX globally
5 | ©2016 Mitel. Proprietary and Confidential. Internal Only

We’re Doing it Again
+
2011 x2 2015 x2 2016*
$600 million revenue $1.2 billion revenue $2.5 billion revenue
Premises solutions Mobile, Cloud, Enterprise solutions Complete video & voice across
Mobile, Cloud, Enterprise
No video business Limited conference footprint Leading positions in multiple markets, including video
No cloud business #1 in global business cloud #1 in global business cloud
No mobile business 130 mobile service providers: more Doubled # of mobile footprints than half of world’s top 20 since acquisition
No footprint in Fortune 500 Limited footprint in Fortune 500 82% of Fortune 500
Europe: Strong position # 1 in Europe # 1 in Europe
in two countries #3 North America #3 North America
Significant presence in APAC
Top 10 total PBX globally #4 total PBX globally #4 total PBX globally
*Estimated and subject to closing of the Mitel-Polycom
transaction
6 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Polycom at a Glance (as of Dec. 31, 2015)
Financial $1.3B Revenue
Strength 16% EBITDA margin
~$200M annual EBITDA
$619M in cash and investments
Strategic 7,000+ partners
Partnerships Robust Microsoft and BroadSoft Alliances 40+ Interoperable
Microsoft Lync/Skype for Business Solutions
Market-Leading Ecosystem
Customer 400,000+ customers worldwide
Momentum 96% of the Global Fortune 100
82% of the Global Fortune 500
Technology 564 patents granted; 254 pending
Company Unleash the power of human collaboration
Vision
Corporate
Headquarters San Jose, California. Founded 1990
7 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Compelling Strategic Business Rationale
Creates the
ONLY company across
Enterprise, Cloud and
Mobile with all technology
pieces to deliver
Seamless
Communications
& Collaboration
Positions Mitel to lead convergence of voice and
video segments across Enterprise, Cloud and Mobile
Achieves immediate operational and financial scale
Creates opportunity to address attractive video market
with the #2 video brand in the world
Delivers attractive installed customer base
with 82% of Fortune 500 companies
Extends geographic footprint by leveraging Polycom’s
established presence in Asia-Pacific
8 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Why the Deal Makes Sense: Go-to-Market Rationale
Creates Global Collaboration Leader
# 1 Business cloud communications # 1 in conference phones
# 1 IP PBX # 1 SIP sets
Only company in 5 Gartner Magic Quadrants Gartner Magic Quadrant leader
Corporate Telephony; Unified Communications; UC for Group Video Systems
mid-size Enterprises; UC as a Services; Contact Center
130 mobile operators: more than First and only smart hub for group collaboration half of world’s top 20, and 47 of world’s top 50
economies
60 million business users worldwide 400,000+ customers worldwide
#1 in Europe; #4 globally 82% of the Global Fortune 500
Mobile, Cloud, Enterprise Strong presence in Asia
$1.2 billion revenue $1.3 billion revenue
9 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Shared Vision
Collaboration
Enterprise Cloud
Mitel Polycom
Make Unleash the
communications power of human
and collaboration collaboration Mobile
seamless
10 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Promise
Superior Loyal financial customers results and partners
A place where people want to work
11 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Mitel Strategy – Build Growth Pillars on a Firm Foundation
Seamless Communications
and Collaboration
Build growth OWN OWN
pillars 4G LTE / 5G Mobile The Enterprise Cloud
Grow business > 20% Grow business > 20%
Leverage video Video
Private Cloud
Maximize
value in Managed Services
the base Leverage Vertical Applications to Extend the Base
Foundation
Firm Solid Revenue Excellent Improvement in Gross Margin Hardware to Software Transition
foundation Large Installed Base Contact Center
12 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Broadest Portfolio in Industry
Enterprise Cloud Mobile Group Video
Public, Hybrid, Private, Advanced Voice, Video
Collaboration Applications Huddle Rooms
Mobile and Messaging
Contact Center SMB, Enterprise Controllers and Gateways
Applications or Service Provider Boardrooms
SaaS Embedded
Call Control Platforms Communications Network Core Point-to-Point
Business Phones 4G LTE, 5G, IoT, M2M
13 | ©2016 Mitel. Proprietary and Confidential. Internal Only

A Leader A Leader A Leader A Leader
Magic Quadrant for Magic Quadrant for Magic Quadrant for Magic Quadrant for
Corporate Telephony Unified Communications UC for Midsize Enterprises Group Video Systems
Combined: A Visionary A Challenger
Only Company
in 6 Gartner
Magic
Quadrants
Magic Quadrant for Magic Quadrant for
Unified Communications as a Service Contact Center Infrastructure
14 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Expanded Market Presence
By Region (% revenue) By People
4% Offices
+ Mitel 106
46%
50% Polycom 67
49%
15% Combined 173 offices
49% Employees (approx. #)
36% Mitel 4,400
25% 26% Polycom 3,300
Combined 7,700 employees
49%
Americas EMEA APAC
Revenues are calculated on a Pro Forma basis for CY 2015
15 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Combined Company
Industry-leading market share in multiple categories
Conference Next-generation Business cloud IP/PBX extensions Videoconferencing Installed audio phones SIP sets communications in Europe
#1 #1 #1 #1 #2 #2
Strong presence In more than Nearly 9,000 Mobile Deep product More than 2,100
100+ countries, 82% of Fortune channel partners deployments in integration patents; 500 expand in APAC 500 companies 47 of world’s top with Microsoft patents pending
50 economies solutions
16 | ©2016 Mitel. Proprietary and Confidential. Internal Only

What Should I Be Doing Now?
It is business as usual
Integration Management Office (IMO) and small team will prepare for anticipated close in Q3 2016
Regulatory requirements, compliance, assessments,
shareholder approvals, etc… required before the deal is closed
Stay focused on doing your job and meeting your objectives.
It is critical that we stay focused on driving our current business
17 | ©2016 Mitel. Proprietary and Confidential. Internal Only

We know the questions that are important to you
What executives What employees
think is important think is important Integration team
will make
Vision for a merged organization Will I have a job? recommendations
Strategic benefits of the merger What will the company and I gain / lose from it?
Reasons for changes and transitions How can I be successful in the new environment?
Changes in the company name Changes in benefits and compensation
Changes in organizational structure Bulk of
and management Changes in job and role employees unaffected
Changes in product lines, etc Changes in perks
Greater or fewer career opportunities
Provisions for layoffs
Severance benefits
Internal transfers (“voluntary”) information As we have
Outplacement services we will share it
Changes in company systems, policies, etc
18 | ©2015 Mitel. Proprietary and Confidential. Internal Only

Rules of Engagement
We are in Do NOT From now to As of today, we
integration jump closing, we are remain two separate
planning only the gun ALL subject to companies.
mode strict anti-trust We must conduct
regulations and business
competition laws independently
of each other
In particular, Mitel and Polycom may not coordinate:
Prices, discounts, or other terms of sale R&D
Selling or promotional efforts Procurement activities
Capital expenditures Customer or supplier communications
Product introductions
19 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Questions?
whatisthedeal@mitel.com
20 | ©2016 Mitel. Proprietary and Confidential. Internal Only

Q&A
Mitel Employee Briefing April 2016
Internal Only

Mitel at a Glance (as of Dec. 31, 2015)
Financial $1.2B revenue
Strength 12% Adj. EBITDA margin
Approx. $147 M annual Adj. EBITDA
$92 M cash and investments
Partners 2,500 channel partners, distributors, resellers
Customer 60 million business customers in 100 countries
Momentum 130 mobile service providers; more than half of world’s top 20 mobile carriers; 47 of world’s top 50 economies
Industry’s fastest growing cloud business
– nearly 1 in 4 cloud users
#1 market share in 5 core markets
Only communications vendor in 5 Gartner Magic Quadrants
Largest portfolio in industry, spans enterprise, cloud, mobile
Technology 1548 granted patents; 264 patents pending
Company To make communications and collaboration
Vision seamless
Corporate
Headquarters Ottawa, Canada. Founded 1973
Only if needed for audiences external to Mitel
22 | ©2016 Mitel. Proprietary and Confidential. Internal Only

(CUSTOMER)

(CUSTOMER ADDRESS)

(DATE)

RE: Mitel’s Intent to Purchase Polycom

Dear (Customer/Prospect Name),

As you may have read or heard, Mitel has entered into a definitive agreement to acquire Polycom, a global leader in conference and video collaboration technology. To help communicate the importance of this announcement, I wanted to reach out to you personally and offer my thanks in enabling Mitel to make this transaction possible. Upon deal close, the combination of Mitel and Polycom will forge a company with both the vision and technology to make communications and collaboration seamless. The acquisition is subject to shareholder and regulatory approvals and other customary closing conditions.

Making Communications and Collaboration Seamless

Over the past few years, Mitel has been vocal about our intent to capitalize on the changing technology environment with an ambitious and proactive strategy to bring together disparate technologies by leading industry consolidation. The proposed acquisition of Polycom, which we anticipate completing in the third quarter, is the next step on that journey. You have come to trust Mitel as a global leader in voice communications. Polycom is one of the world’s most respected brands in conference and video collaboration. Combining the two companies will create the only provider across the enterprise, cloud and mobile environments with all the technology pieces – voice and video, communications and collaboration – to deliver a rich, complete offering to our customers and a truly seamless experience. This transaction also establishes a new company operating model with the strategic scope and global scale to meet customer needs across all segments – wherever they are and whatever they may be.

A Comprehensive Footprint, Expansive Real-Time Communications Capabilities

Once the proposed transaction is completed, I will be able to share more specifics on how we plan to offer customers a complete and unique integrated technology experience. As a combined company, with a comprehensive footprint across five continents and approximately 7,700 employees, Mitel customers worldwide will have greater access to industry leading solutions, including:

•	#1 in business cloud communications

•	#1 in IP/PBX extensions in Europe

•	#1 in conference phones

•	#1 in Open SIP sets

•	#2 in video conferencing

•	#2 in installed audio

•	Installed customer base in more than 82% of Fortune 500 companies

•	Deep product integration with Microsoft solutions

•	Mobility deployments in 47 of the world’s top 50 economies

A Firm Financial Foundation to Rely On

The new company will aim to provide an enhanced platform for Mitel’s operational growth as well. With this acquisition, Mitel will be positioned to double the size of our company. Once the proposed transaction is completed, we believe that the combined company will have a significantly larger financial platform with the scope, scale and operating leverage needed to strategically expand in an actively evolving market, including:

•	Pro-forma $2.5 billion in diversified annual sales (as of CY2015)

•	Pro-forma annual EBITDA approximately $350 million (as of CY2015)

•	Significant reduction in net debt leverage for Mitel from 3.8x to 2.1x

•	Strong free cash flow generation

Business as Usual

As of today, it is business as usual. Until the transaction closes, both Mitel and Polycom must continue to operate independently of each other and avoid acting as one company. During this time, you should continue to work with Mitel just as you do today, knowing that we are committed to serving your business and the users you support.

Thank you for the chance to earn your business each day and I look forward to speaking soon.

Sincerely,

(INSERT NAME)

(INSERT TITLE, CONTACT INFO)

Forward Looking Statements

Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, Polycom, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

(PARTNER NAME)

(PARTNER ADDRESS)

(DATE)

RE: Mitel’s Intent to Purchase Polycom

Dear (Partner Name),

As you may have read or heard, Mitel has entered into a definitive agreement to acquire Polycom, a global leader in conference and video collaboration technology. To help communicate the importance of this announcement, I wanted to reach out to you personally and share the news. Upon deal close, the combination of Mitel and Polycom will forge a company with both the vision and technology to make communications and collaboration seamless. The acquisition is subject to shareholder and regulatory approvals and other customary closing conditions.

Making Communications and Collaboration Seamless

Over the past few years, Mitel has been vocal about our intent to capitalize on the changing technology environment with an ambitious and proactive strategy to bring together disparate technologies by leading industry consolidation. The proposed acquisition of Polycom, which we anticipate completing in the third quarter, is the next step on that journey. You have come to trust Mitel as a global leader in voice communications. Polycom is one of the world’s most respected brands in conference and video collaboration. Combining the two companies will create the only provider across enterprise, cloud and mobile with all the technology pieces – voice and video, communications and collaboration – to deliver a rich, complete offering to our customers and a truly seamless experience across all environments. This transaction also establishes a new company operating model with the strategic scope and global scale to meet customer needs across all segments – wherever they are and whatever they may be.

A Comprehensive Footprint, Expansive Real-Time Communications Capabilities

Once the proposed transaction is completed, I will be able to share more specifics on how we plan to offer customers a complete and unique integrated technology experience. As a combined company, with a comprehensive footprint across five continents and approximately 7,700 employees, Mitel customers and partners worldwide will have greater access to industry leading solutions, including:

•	#1 in business cloud communications

•	#1 in IP/PBX extensions in Europe

•	#1 in conference phones

•	#1 in Open SIP sets

•	#2 in video conferencing

•	#2 in installed audio

•	Installed customer base in more than 82% of Fortune 500 companies

•	Deep product integration with Microsoft solutions

•	Mobility deployments in 47 of the world’s top 50 economies

A Firm Financial Foundation to Rely On

The new company will aim to provide an enhanced platform for Mitel’s operational growth as well. With this acquisition Mitel will be positioned to double the size of our company. Once the proposed transaction is completed, we believe that the combined company will have a significantly larger financial platform with the scope, scale and operating leverage needed to strategically expand in an actively evolving market, including:

•	Pro-forma $2.5 billion in diversified annual sales (as of CY2015)

•	Pro-forma annual EBITDA approximately $350 million (as of CY2015)

•	Significant reduction in net debt leverage for Mitel from 3.8x to 2.1x.

•	Strong free cash flow generation.

Business as Usual

As of today, it is business as usual. Until the transaction closes, both Mitel and Polycom must continue to operate independently of each other and avoid acting as one company. During this time you should continue to work with Mitel just as you do today knowing that we are committed to serving your business and the users you support.

Thank you for the chance to partner with you each day and I look forward to speaking soon.

Sincerely,

(INSERT NAME)

(INSERT TITLE, CONTACT INFO)

Forward Looking Statements

Some of the statements in this document are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND Polycom ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, Polycom, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

The following was posted to Mitel’s official Twitter, Facebook and LinkedIn pages:

Mitel announces definitive agreement to acquire Polycom http://ow.ly/4mIPQT

News Release

Mitel announces definitive agreement to acquire Polycom

Combines global technology leaders to create a complete communications and collaboration portfolio and an enhanced ability to deliver profitable growth

•	Creates new $2.5 billion revenue company with scale and differentiated portfolio to expand in evolving enterprise communications market

•	Delivers attractive value for Mitel and Polycom’s shareholders with significant operating leverage and synergy opportunities

•	Polycom brand to be retained

•	Results in a significant reduction in net debt leverage ratio

•	Transaction expected to be accretive to Mitel in 2017

OTTAWA and SAN JOSE, – April 15, 2016 – Mitel (Nasdaq: MITL) (TSX: MNW) and Polycom (Nasdaq: PLCM), today announced that they have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Polycom common stock in a cash and stock transaction valued at approximately $1.96 billion. Under the terms of the agreement, Polycom stockholders will be entitled to $3.12 in cash and 1.31 Mitel common shares for each share of Polycom common stock, or $13.68 based on the closing price of a Mitel common share on April 13, 2016. The transaction represented a 22% premium to Polycom shareholders based on Mitel’s and Polycom’s “unaffected” share prices as of April 5, 2016 and is expected to close in the third quarter of 2016, subject to shareholder and regulatory approvals and other customary closing conditions.

New company with shared vision for seamless communications and collaboration

The communications and collaboration industry is undergoing a period of intense change that is rapidly redrawing the competitive landscape and breaking down barriers between previously discrete markets and technology domains. Through a series of strategic acquisitions, Mitel has successfully capitalized on changing market dynamics and transformed the company to help customers operate more efficiently and cost effectively. The combination of Mitel and Polycom will create a new industry leader leveraging Mitel’s recognized leadership as a pioneer in global communications with Polycom’s well-known premium brand and industry-leading portfolio in the conference and video collaboration market.

The combined company will be headquartered in Ottawa, Canada, and will operate under the Mitel name while maintaining Polycom’s strong global brand. Richard McBee, Mitel’s Chief Executive Officer will lead the combined organization. Steve Spooner, Mitel’s Chief Financial Officer, will also continue in that role. On the closing of the proposed transaction, it is expected that Polycom directors will assume two seats on the Mitel board. Once merged, the combined company will have a global workforce of approximately 7,700 employees.

“Mitel has a simple vision—to provide seamless communications and collaboration to customers. To bring that vision to life we are methodically putting the puzzle pieces in place to provide a seamless customer experience across any device and any environment,” said Mitel CEO Rich McBee. “Polycom is one of the most respected brands in the world and is synonymous with the high quality and innovative conference and video capabilities that are now the norm of everyday collaboration. Together with industry-leading voice communications from Mitel, the combined company will have the talent and technology needed to truly deliver integrated solutions to businesses and service providers across enterprise, mobile and cloud environments.”

“Together, Polycom and Mitel expect to drive meaningful value for our shareholders, customers, partners and employees around the world,” said Peter Leav, President and CEO of Polycom. “We look forward to working closely with the Mitel team to ensure a smooth transition and continued innovation to bring the workplace of the future to our customers.”

Global scale and strategic scope provide key customer benefits

The combined global company will offer customers an integrated technology experience supported by an impressive ecosystem of partners. Key market positions include:

•	#1 in business cloud communications (i)

•	#1 in IP/PBX extensions in Europe (ii)

•	#1 in conference phones (iii)

•	#1 in Open SIP sets (iv)

•	#2 in video conferencing (v)

•	#2 in installed audio (vi)

•	Installed customer base in more than 82% of Fortune 500 companies

•	Deep product integration with Microsoft solutions

•	Mobile deployments in 47 of the world’s top 50 economies

•	Combined portfolio of more than 2,100 patents and more than 500 patents pending

•	Global presence across five continents with approximately 7,700 employees worldwide

Enhanced platform expected to deliver profitable growth with opportunities for synergies and significant debt deleveraging

The combined company will have a significantly larger financial platform with the scope, scale and operating leverage needed to strategically expand in an actively evolving market. Financial highlights of the transaction include:

•	Diverse revenue base with pro forma 2015 sales of approximately $2.5 billion

•	Strong cash flow generation with pro forma 2015 EBITDA of approximately $350 million

•	Strengthened balance sheet with Mitel’s pro forma 2015 net debt leverage reduced from 3.8x to 2.1x

•	Expected to be accretive to Mitel shareholders in 2017

•	Anticipated operating synergies of approximately $160 million by 2018, driven by supply chain optimization, facilities consolidation and economies of scale

Sources:

(i)	Source: Synergy Research Group, March 2016
(ii)	Source: MZA Limited, March 2016
(iii)	Source: Frost & Sullivan, Global Audio Conferencing Endpoints, November 2015
(iv)	Source: Synergy Research Group, September 2015
(v)	Source: Q4 2015 UC Market Tracker—Telepresence Market Share Data Reports, February, 2016
(vi)	Source: Frost & Sullivan, Global Audio Conferencing Endpoints, November 2015

Transaction Details

Each of Mitel’s and Polycom’s Boards of Directors have unanimously approved the transaction and are resolved to recommend that its shareholders vote in favor of the transaction. Mitel’s directors and executive officers, as well as Kanata Research Park and funds managed by Francisco Partners, have entered into voting agreements with Polycom to vote their respective Mitel common shares in favor of the transaction. Polycom’s directors and executive officers have entered into voting agreements with Mitel to vote their respective shares of Polycom common stock in favor of the transaction. In addition, Elliott Management has entered into voting agreements with each of Mitel and Polycom to vote its Mitel common shares and its shares of Polycom common stock in favor of the transaction.

The transaction is expected to close in the third quarter of this year, subject to stockholder approval by Polycom and Mitel, receipt of regulatory approval in certain jurisdictions and other customary closing conditions. Following the closing of the transaction, former Polycom shareholders are expected to hold approximately 60% and current Mitel shareholders are expected to hold approximately 40% of the outstanding Mitel common shares.

Mitel intends to finance the cash portion of the consideration for the acquisition, and the refinancing of its existing credit facilities and those of Polycom, using a combination of cash on hand from the combined business and proceeds from new financing and has received financing commitments from BofA Merrill Lynch of approximately $1.1 billion in the aggregate.

BofA Merrill Lynch is serving as Mitel’s financial advisor, with Paul, Weiss, Rifkind, Wharton & Garrison LLP and Osler, Hoskin & Harcourt LLP providing legal advice to Mitel.

Morgan Stanley is serving as Polycom’s financial advisor, with Wilson Sonsini Goodrich & Rosati providing legal advice to Polycom and Morrison & Foerster LLP providing legal advice to Polycom’s Board of Directors.

Updated Guidance for Mitel First Quarter for the period ended March 31, 2016

While Mitel is still early in the process of closing the quarter ended March 31, 2016, it is expected that revenue and adjusted EBITDA margin will be within the company’s prior guidance range. Based on preliminary information available at this time, Mitel now expects quarterly non-GAAP revenue will be in the range of $270 million to $280 million and adjusted EBITDA margin will be in the range of 7.5% to 9.5%.

Mitel’s first quarter 2016 results are planned to be issued before the market opens on Thursday, May 5, 2016. Details of the first quarter 2016 conference call will be confirmed by Mitel in a separate announcement.

Conference Call Information

Mitel and Polycom will host a joint conference call and webcast accompanied by slides today at 8:30 a.m. ET (5:30 a.m. PT) to discuss the transaction. To access via tele-conference, please dial (888) 734-0328. Participants dialing in from outside of Canada and the United States can dial (678) 894-3054.

Live internet access for this call will be available through the Investor Relations section of Mitel’s website at www.mitel.com.

Presentation slides will be available on April 15 in conjunction with this release. To access the presentation slides, please go to the Investor Relations section of Mitel’s website at www.mitel.com or use this link: http://investor.mitel.com/events.cfm.

A rebroadcast of this call will be available on Monday, April 18, 2016 after 9:00 a.m. ET (6:00 a.m. PT). To access the webcast please use this link: http://investor.mitel.com/events.cfm.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information for Investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND POLYCOM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

Non-GAAP Financial Measures

In an effort to provide investors with additional information regarding the company’s results as determined by generally accepted accounting principles (GAAP), the company also discusses, in its press releases and presentation materials, non-GAAP information which management believes provides useful information to investors, including Adjusted EBITDA, non-GAAP net income, non-GAAP operating expenses, non-GAAP Revenues and non-GAAP Gross Margin. Non-GAAP financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. We use these non-GAAP financial measures to assist management and investors in understanding our past financial performance and prospects for the future, including changes in our operating results, trends and marketplace performance, exclusive of unusual events or factors which do not directly affect what we consider to be our core operating performance. Non-GAAP measures are among the primary indicators management uses as a basis for our planning and forecasting of future periods. Investors are cautioned that non-GAAP financial measures should not be relied upon as a substitute for financial measures prepared in accordance with generally accepted accounting principles. Mitel provides a reconciliation between GAAP and non-GAAP financial information in our quarterly results announcements and in the supplemental slides used in conjunction with the company’s quarterly calls. This information is available on our website at www.mitel.com under the “Investor Relations” section http://investor.mitel.com/events.cfm.

Forward Looking Statements

Some of the statements in this press release are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and Polycom and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued

demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

About Mitel

A global market leader in enterprise and mobile communications powering more than 2 billion business connections and 2 billion mobile subscribers every day, Mitel (Nasdaq: MITL) (TSX: MNW) helps businesses and mobile carriers connect, collaborate and provide innovative services to their customers. Our innovation and communications experts serve more than 60 million business users in more than 100 countries, and 130 mobile service providers including 15 of the top 20 mobile carriers in the world. That makes us unique, and the only company able to provide a bridge between enterprise and mobile customers. For more information, go to www.mitel.com and follow us on Twitter @Mitel.

Mitel is the registered trademark of Mitel Networks Corporation.

All other trademarks are the property of their respective owners.

About Polycom

Polycom helps organizations unleash the power of human collaboration. More than 400,000 companies and institutions worldwide defy distance with secure video, voice and content solutions from Polycom to increase productivity, speed time to market, provide better customer service, expand education and save lives. Polycom and its global partner ecosystem provide flexible collaboration solutions for any environment that deliver the best user experience, the broadest multi-vendor interoperability and unmatched investment protection. Visit www.Polycom.com or connect with us on Twitter, Facebook, and LinkedIn to learn more.

© 2016 Polycom, Inc. All rights reserved. POLYCOM®, the Polycom logo, and the names and marks associated with Polycom’s products are trademarks and/or service marks of Polycom, Inc. and are registered and/or common law marks in the United States and various other countries. All other trademarks are property of their respective owners.

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Contact Information Mitel:

Media and Industry Analysts – Americas

Amy MacLeod

613-691-3317

amy.macleod@mitel.com

Media – EMEA/AP

Duncan Miller

+44 (0) 1291 612 646

duncan.miller@mitel.com

Investors

Michael McCarthy

469-574-8134

michael.mccarthy@mitel.com

Contact Information Polycom:

Media

Cameron Craig

415-650-9606

Cameron.craig@polycom.com

Investors

Laura Graves

408-586-4271

Laura.graves@polycom.com

Industry Analysts

Niki Hall

408-406-9339

Niki.hall@polycom.com